UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. ___________)*
PYR Energy Corporation

(Name of Subject Company)
PYR Energy Corporation

(Names of Persons Filing Statement)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
693677106

(CUSIP Number of Class of Securities)
Kenneth R. Berry Jr.
PYR Energy Corporation
1675 Broadway, Suite 2450
Denver, Colorado 80202
(303) 825-3748

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:
Alan Talesnick, Esq.
Lloyd H. Spencer, Esq.
Patton Boggs LLP
1801 California Street
Suite 4900
Denver, Colorado 80202
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information
     Name and address. The subject company is PYR Energy Corporation, a Maryland corporation (“PYR Energy” or the “Company”). The address and telephone number of PYR Energy’s principal executive offices are Suite 2450, 1675 Broadway, Denver, Colorado 80202 and (303) 825-3748.
     Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the Company’s common stock, par value $0.001 per share (the “Shares”), including the associated rights to purchase shares of the Company’s common stock (the “Rights”), issued pursuant to the Rights Agreement, dated as of January 31, 2007 (the “Rights Agreement”), by and between the Company and U.S. Stock Transfer Corporation, as Rights Agent. Unless the context requires otherwise, all references to the Shares include the Rights and all references to the Rights include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. As of April 10, 2007, there were 38,010,259 Shares outstanding.
Item 2. Identity and Background of Filing Person
     Name and address PYR Energy is the person filing this Statement. The information about the Company’s address and business telephone number in Item 1 above is incorporated herein by reference. The Company’s website is pyrenergy.com. The information on the Company’s website should not be considered a part of this Statement.
     Tender Offer. This Statement relates to the tender offer by Samson Acquisition Corp. (“Offeror”), a wholly owned subsidiary of Samson Investment Company (“Samson”), to purchase all outstanding Shares, including the associated Rights, at a price of $1.21 per Share, net to the seller in cash, without interest. The tender offer is being made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Samson and the Offeror with the Securities and Exchange Commission (”SEC”) on March 28, 2007. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.” The Schedule TO states that Samson intends, as soon as practicable after successful completion of the Offer, to seek to have the Company consummate a merger with the Offeror (the “Proposed Samson Merger”, and together with the Offer and any associated financing transactions, the “Proposed Samson Transaction”).
     According to the Schedule TO, the Offer is subject to a number of conditions, including:
•	there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that, together with the Shares owned by Samson and its subsidiaries, represent at least two-thirds of the total number of Shares outstanding on a fully diluted basis;
•	the board of directors taking action to redeem the Rights or that the Rights have been invalidated or are otherwise inapplicable to the Proposed Samson Transaction;
•	the nominees of Samson or other persons satisfactory to Samson constitute a majority of the members of the board of directors of the Company;

•	the Company’s board of directors taking irrevocable action necessary to exempt the Proposed Samson Transaction from the Maryland Business Combination Act and the Maryland Control Share Acquisition Act;
•	the Company and a majority of the holders of the Company’s 4.99% Convertible Promissory Notes due May 24, 2009 (the “Convertible Notes”) shall have amended the terms of the Convertible Notes to accelerate the maturity date to the day immediately preceding the consummation of the Proposed Samson Merger; and
•	the Company not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Samson’s ability to acquire the Company or otherwise diminish the expected economic value to Samson of an acquisition of the Company.
     The Schedule TO further provides that Samson (a) shall not be required to accept payment or, subject to any applicable rules and regulations of the SEC (relating to the obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares, (b) may postpone the acceptance for payment or payment for tendered Shares, and (c) may extend, terminate or amend the Offer if immediately prior to the expiration date the conditions described above shall not have been satisfied; or if on or after the date of commencement of the Offer, and at or prior to the expiration of the Offer (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur:
•	there shall have been threatened, instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”) (i) challenging or seeking to, or which in the judgment of Offeror is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit or make more costly, the making of or terms of the Offer or the acceptance for payment of any Shares by Samson, Offeror or any other affiliate of Samson, or seeking to obtain damages in connection with the Offer or the Proposed Samson Merger, (ii) seeking to, or which in the judgment of Offeror is reasonably likely to, prohibit or limit the ownership or operation by the Company, Samson or any of their affiliates of all or any of the business or assets of the Company, Samson or any of their affiliates or to compel the Company, Samson or any of their affiliates to dispose of or to hold separate all or any portion of the business or assets of the Company, Samson or any of their affiliates, (iii) seeking to, or which in the judgment of Offeror is reasonably likely to, impose or confirm any limitation on the ability of Samson, Offeror or any other affiliate of Samson to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Offeror pursuant to the Offer or otherwise on all matters properly presented to the Company’s stockholders, (iv) seeking to require divestiture by Samson, Offeror or any other affiliate of Samson of any Shares, (v) imposing, or which in the reasonable judgment of Offeror is reasonably likely to impose, limitations on the ability of Offeror or Samson (or any of their respective subsidiaries or affiliates) effectively to control in any material respect any material portion of the business, assets, liabilities, capitalization, stockholder’s equity, condition (financial or otherwise), licenses or franchises or results of operations of the Company and its subsidiaries taken as a whole, (vi) imposing, or which in the reasonable judgment of Offeror is likely to impose, any material condition to the Offer which is unacceptable to Samson or Offeror, (vii) which otherwise would, or which in the judgment of Offeror is reasonably likely to, prevent or materially delay consummation of the Offer or the Proposed Samson Merger or (viii) otherwise materially adversely affects the Company or Samson or any of its subsidiaries, including Offeror, taken as a whole;
•	there shall have been any statute, rule, regulation, legislation or interpretation enacted, promulgated, amended, issued or deemed applicable to (i) Samson, the Company or any subsidiary or affiliate of Samson or the Company or (ii) the Offer and the Proposed Samson Merger, by any U.S. or non-U.S. legislative body or Governmental Authority with appropriate jurisdiction, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (ix) of the prior paragraph, or any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency shall not have been obtained on terms satisfactory to Samson;
•	any event, circumstance, change or effect occurs or is threatened that, individually or in the aggregate with any other events, circumstances, changes and effects occurring after the date of the Offer to Purchase is or may be materially adverse to the business, condition (financial or otherwise), assets, liabilities, capitalization, prospects, operations or results of operations of the Company or any of its affiliates that, in Offeror’s judgment, is or may be materially adverse to the Company or any of its affiliates, or Offeror becomes aware of any facts that, in its judgment, have or may have material adverse significance with respect to the value of the Company or any of its affiliates or result or may result in a material diminution of the value of the Shares or the benefits expected to be derived by Samson or Offeror or any of their affiliates as a result of the transactions contemplated by the Offer and the Proposed Samson Merger;
•	there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index), (ii) any decline, measured from the date of the Offer to Purchase, in either the Dow Jones Industrial Average, the Standard & Poor’s Index of 500 Industrial Companies or the Nasdaq 100 Index by an amount in excess of 15% measured from the close of business on the date of the Offer to Purchase or any material adverse change in the market price of the Shares, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any limitation (whether or not mandatory) by any government or Governmental Authority on the extension of credit by banks or other lending institutions or (v) a commencement of a war or armed hostilities, terrorist attacks or other national or international calamity directly or indirectly involving the United States or, in the case of any of the foregoing existing on the date of the Offer to Purchase, a material acceleration or worsening thereof;
•	(i) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including the Company or any of its subsidiaries or affiliates) or has been publicly disclosed, or Offeror otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) and other than as disclosed in a Schedule 13D or 13G on file with the Commission on or prior to the date of the Offer to Purchase, (ii) any such person or group which, on or prior to the date of the Offer to Purchase, had filed such a Schedule with the Commission has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving the Company or (iv) any person has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, amended (the “HSR Act”) or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company;
•	the Company or any of its subsidiaries has (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect, as of the date of the Offer to Purchase, of employee stock options, warrants, and convertible securities outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (iv) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (v) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, (vi) altered or proposed to alter any material term of any outstanding security, issued or sold, (vii) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice (other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Samson Merger), (viii) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Offeror’s judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to Offeror or any of its subsidiaries or affiliates, (ix) transferred into escrow any amounts required to fund any existing benefit, employment or severance agreement with any of the Company’s employees other than in the ordinary course of business and consistent with past practice or entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business consistent with past practice or entered into or amended any such agreements, arrangements or plans that provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all of the Shares by Offeror or its consummation of any merger or other similar business combination involving the Company, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Offeror shall have become aware of any such action which was not previously announced, (xi) amended, or authorized or proposed any amendment to, its articles of incorporation or bylaws (or other similar constituent documents) or Offeror becomes aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its articles of incorporation or bylaws (or other similar constituent documents) which has not been publicly disclosed prior to the date of the Offer to Purchase (in each case, other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Samson Merger), (xii) incurred any debt other than in the ordinary course of business and consistent with past practices or any debt containing burdensome covenants, (xiii) issued, sold or authorized or announced or proposed the issuance of or sale to any person of any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities or incurred or announced its intention to incur any debt otherwise than in the ordinary course of business and consistent with past practice or (xiv) agreed in writing or otherwise to take any of the forgoing actions or Samson or Offeror shall have learned about any such action which has not previously been publicly disclosed by the Company and also set forth in filings with the Commission;
•	Offeror becomes aware (i) that any material contractual right of the Company or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Offeror or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company or (ii) of any covenant, term or condition in any instrument, license or agreement of the Company or any of its subsidiaries that, in its judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to Offeror or any of its affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Offeror or its consummation of a merger or other similar business combination involving the Company);

•	Offeror or any of its affiliates enters into a definitive agreement or announces an agreement in principle with the Company providing for a merger or other similar business combination with the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries, or Offeror and the Company reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;
•	any change (or any condition, event or development involving a prospective change) has occurred or is threatened in the general economic, financial, currency exchange or market conditions in the United States or abroad that is or in Offeror’s judgment might be materially adverse to the Company or any of its affiliates or has or might have material adverse significance with respect to the value of the Company or any of its affiliates or results or may result in a material diminution of the value of the Shares or the benefits expected to be derived by Samson or Offeror or any of their affiliates as a result of the transactions contemplated by the Offer and the Proposed Samson Merger; or
•	the Company or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in Offeror’s judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase.
     The Schedule TO provides that the determination as to whether any of the foregoing conditions has occurred will be in the sole judgment of Samson and Offeror, and will be final and binding on all parties.
     According to the Schedule TO, Samson has sufficient cash on hand to purchase all Shares validly tendered and not withdrawn in the Offer, as well as Shares that might be acquired in a merger or secondary transaction.
     The Schedule TO states that the Offeror’s and Samson’s address is Two West Second Street, Tulsa, Oklahoma 74103 and their telephone number is (918) 591-1791.
Item 3. Past Contacts, Transactions, Negotiations and Agreements
     Except as described in this Statement, or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated May 22, 2006 (the “Annual Meeting Proxy Statement”), which is filed as Exhibit (e)(1) to this Statement and was previously filed with the SEC, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) the Offeror, Samson or their respective executive officers, directors or affiliates. The exhibit filed as Exhibit (e)(1) to this Statement is incorporated herein by this reference, and includes the information on the following pages and with the following headings from the Annual Meeting Proxy Statement:
•	Pages 7 through 9 of the Annual Meeting Proxy Statement, “Compensation Committee Report on Executive Compensation”;
•	Pages 10 through 14 of the Annual Meeting Proxy Statement, “Executive Compensation”;
•	Page 14 of the Annual Meeting Proxy Statement, “Compensation of Outside Directors”;
•	Page 15 of the Annual Meeting Proxy Statement, “Employment Contracts and Termination of Employment and Change-in-Control Arrangements”;
•	Pages 15 and 16 of the Annual Meeting Proxy Statement, “Stock Ownership of Directors and Principal Stockholders”;
•	Page 17 of the Annual Meeting Proxy Statement, “Certain Transactions with Management and Principal Stockholders”; and
•	Pages 19 through 21 of the Annual Meeting Proxy Statement, “Proposal to Ratify the Sale as Part of the October 2005 Private Placement of 20,000 Shares of Common Stock to a Trust Controlled by Kenneth R. Berry, Jr. Our Vice President of Land and 50,000 Shares of Common Stock to an Entity Controlled by Mr. Berry”.
     On September 12, 2006, the Compensation Committee (the “Compensation Committee”) of the Board of Directors of PYR Energy authorized a non-employee director bonus of $25,000 and annual and meeting attendance fees payable to non-employee members of the Board. The bonus was based on the extraordinary amount of time and effort expended by the non-employee directors during the preceding year.
     Each director received the one-time bonus in cash on September 29, 2006.
     The annual retainer and meeting attendance fees shall be as set forth below beginning with the Company’s most recent annual meeting of stockholders. Annual fees shall be paid in quarterly installments on the last business day of each of the Company’s fiscal quarters, pro-rated for the portion of that quarter for which the director served in the position being compensated. Meeting fees shall be paid on the first business day after the subject meeting.
     For fees accruing after September 29, 2006, directors may elect to be paid annual fees, including annual and chairperson fees, in shares of the Company’s common stock by giving notice to the Company’s Chief Financial Officer on or before the last business day prior to the designated payment date. Payments in stock shall be valued at 90% of the last traded price for the Company’s common stock on the last business day prior to the designated payment date. The stock options and any shares of common stock will be issued under the Company’s 2006 Stock Incentive Plan. Stock Option Agreements will be entered into with respect to the Annual Stock Option Retainer.

Compensation	Amount	Payable To	Payable
Annual Retainer	$10,000	All Directors	Quarterly at end of each fiscal quarter during term as director

Annual Stock Option Retainer	$25,000 (based on Black-Scholes calculation of option value), with exercise price equal to last traded price on date of grant*	All Directors	25% of options become exercisable at end of each fiscal quarter during term of director

Board and Audit Committee Chairperson Fee Annual Fee	$20,000	Chairperson of Board; Chairperson of Audit Committee	Quarterly at end of each fiscal quarter during term

Compensation Committee Chairperson Fee Annual Fee	$10,000	Chairperson of Compensation Committee	Quarterly at end of each fiscal quarter during term

Board Meeting Attendance Fee (Attendance in Person)	$1,000	All Attending Directors	For each Board Meeting (30 minutes or longer)

Board Meeting Attendance Fee (Attendance via Teleconference)	$500	All Attending Directors	For each Board Meeting (30 minutes or longer)

Committee Meeting Attendance Fee (No other compensated meeting fee on same day)	$500	All Attending Committee Members	For each Committee Meeting (30 minutes or longer)

Committee Meeting Attendance Fee (when another compensated meeting same day)	$250	All Attending Committee Members	For each Committee Meeting (30 minutes or longer)

Annual Stockholder Meeting Attendance Fee	$1,000	All Attending Directors	For Attendance at Annual Stockholder Meeting

*	For 2006, date of grant was September 29, 2006. Thereafter, date of grant shall be date of election of director.

     Litigation with Samson. On July 29, 2005, the Company filed a lawsuit in the U.S. District Court for the Eastern District of Texas, Beaumont Division against Samson Lone Star Limited Partnership (“Samson Lone Star”), a wholly owned subsidiary of Samson. The Company alleged in its complaint that Samson Lone Star, the operator of a producing gas well in Jefferson County, Texas named the Sun Fee GU #1-ST well (the “Sun Fee Well”), had breached its obligations to the Company, which owns interests in the property on which the Sun Fee Well is located, by joining, without authorization, the Sun Fee Well into a unit (the “Sidetrack Unit”) with other properties in which the Company had no interest, many of which are non-productive. Samson Lone Star has a large interest in the properties that Samson Lone Star had joined into the unit. Pursuant to Samson Lone Star’s proposed pooling configuration, the Company’s working and overriding royalty interests in the Sun Fee Well would be reduced substantially. The Company believes that Samson Lone Star has no legal or contractual right to reduce the Company’s interests in this manner. The Company is seeking monetary damages for all payments due and owing to the Company based on the proper, undiluted interests in the property.
     Until approximately August 1, 2005, Samson Lone Star had been paying the Company its share of oil and gas revenues based on Samson Lone Star’s calculation of the Company’s net revenue interest (5.7%) in the Sun Fee Well after dilution for the disputed pooling of the non-productive properties, when it ceased paying the Company any portion of the production proceeds from the Sun Fee Well. On September 13, 2005, the Court entered a Preliminary Injunction ordering Samson Lone Star to return the Company to pay status for the amounts upon which Samson Lone Star had been paying the Company prior to the filing of the suit. On December 23, 2005, Samson Lone Star filed a motion for summary judgment on the Company’s claims, to which the Company filed its response on January 3, 2006, rigorously denying that Samson Lone Star has grounds in law or fact for the requested relief. Further, on January 17, 2006, Samson Lone Star filed a counterclaim for an unspecified overpayment to the Company, which was clarified by a subsequent filing on February 14, 2006, that it was disputing the unit interest originally attributed to the Company and now asserting that the Company’s net revenue unit interest is approximately 4.7%. On March 28, 2006, the Court denied a motion by Samson Lone Star to modify the present injunction to allow payment upon the lower amount. The Company has also filed additional claims against Samson Lone Star for breach of contract or reformation of the certain assignment issued by Samson Lone Star to the Company in April 2005 upon which Samson Lone Star bases its present counterclaim. The outcome of the litigation will determine whether PYR Energy’s ownership in the Sun Fee Well consists of (a) the 5.7% net revenue interest (consisting of a 5.19% working and a 1.5% overriding royalty interest) that was formerly the portion that was not contested by Samson Lone Star and represents the amount of the payments that Samson Lone Star, as operator, has been paying PYR Energy and that PYR Energy has been recording in its financial statements; or (b) the 4.7% net revenue interest that Samson Lone Star asserted in its February 14, 2006 filing; or (c) a net revenue interest higher than 5.7% as a result of the Company’s prevailing on part or all of its claims that it owns an 8.33% working interest as well as an overriding royalty interest greater than 1.5%. On September 15, 2006, the U.S. District Court for the Eastern District of Texas issued its ruling on the outstanding motions for summary judgment that had been filed by both PYR Energy and Samson Lone Star. In its ruling, the Court held (1) that Samson Lone Star did not have authority to pool PYR Energy’s 3.5% overriding royalty interest in the Sun Fee Well into the Sidetrack Unit and, therefore, that PYR Energy is entitled to the full, undiluted interest in all production from the Sun Fee Well based on this overriding royalty; and (2) that although Samson Lone Star controlled PYR Energy’s working interest at the time the Sidetrack Unit was formed, PYR Energy would be able to maintain its claim for breach of contract against Samson Lone Star for joining non-productive acreage into the unit. The Court also left for trial PYR Energy’s claims that Samson Lone Star had also breached the underlying agreements by failing to assign to PYR Energy its working interest in all properties as called for in the underlying contracts and by failing to give PYR Energy geologic and other technical information applicable to the Sun Fee Well and the Sidetrack Unit. The Court held that PYR Energy’s alternate claim that Samson Lone Star owed PYR Energy a fiduciary duty in forming the Sidetrack Unit was fully resolved by its other rulings. The Court has set the case for trial beginning on or about July 16, 2007 and has requested the parties continue their efforts to mediate the claims unresolved by the Court’s order.
     On August 11, 2006, the State District Court for Jefferson County, Texas, 58th Judicial District, issued a final summary judgment in the Company’s favor against Samson Lone Star in Samson Lone Star’s suit to enjoin the Company’s drilling of the Tindall Well, located in Jefferson County, Texas on property directly adjacent to and east of the Sun Fee Well. As previously reported, on the grounds that it had the exclusive right to serve as operator to drill the proposed Tindall Well, Samson Lone Star had filed suit to enjoin or prevent the Company from drilling the planned well on the approximately 400-acre property in which the Company holds 100% of the oil and gas interest. Upon mutual agreement of the parties, no appeal will be taken from the final judgment.
Item 4. The Solicitation or Recommendation
     Solicitation/Recommendation. After careful consideration, including a detailed review of the terms and conditions of the Offer with its financial and legal advisors, PYR Energy’s board of directors determined that, in light of the $1.21 per Share Offer price in the conditional Offer from Samson and the other terms and conditions of the Offer, it would be in the best interests of the PYR Energy shareholders that it attempt to engage in discussions about the Offer with Samson. Accordingly, the board, with its financial advisor, engaged in discussions with Samson on April 9, 2007. These discussions with Samson resulted in an agreement in principle for a revised offer by Samson Acquisition Corp. to purchase all of the outstanding shares of the common stock of the Company for $1.30 per share in cash, subject to certain conditions, including the negotiation and execution of a definitive merger agreement and the receipt by PYR Energy of a fairness opinion concerning the revised offer.
     Accordingly, the board of directors of PYR Energy is unable to take a position on the Offer, as currently set forth in the Schedule TO. Subject to the successful negotiation of a definitive merger agreement and the receipt of a fairness opinion from its financial advisor, the Board of Directors of PYR Energy Corporation will recommend PYR Energy shareholders accept the revised offer by Samson Acquisition Corp. Upon completion of negotiations with Samson, the Company will file an amendment to this Statement and provide shareholders with the Board’s recommendation .
     Intent to Tender. To the Company’s knowledge, none of the Company’s executive officers, directors or affiliates has made a decision to sell or tender for purchase pursuant to the Offer any Shares owned of record or beneficially owned. It is anticipated that the Company’s executive officers, directors and affiliates will determine whether to sell or tender for purchase pursuant to the revised offer by Samson any Shares owned of record or beneficially owned, upon the successful completion of the negotiations with Samson, the execution of a definitive merger agreement by the Company and Samson and the receipt of a fairness opinion.
Item 5. Person/Assets, Retained, Employed, Compensated or Used
     The Company engaged C.K. Cooper & Company, Inc. of Irvine, California to serve as financial advisor to the Board of Directors. The Company retained C.K. Cooper to assist the Board in its evaluation of unsolicited offers received by the Company as well as other strategic alternatives designed to enhance shareholder value, including PYR Energy remaining an independent public company. The engagement was for an initial 90 day period that may be extended upon mutual agreement.
     Pursuant to the terms of the C.K. Cooper engagement letter, C. K. Cooper was paid $50,000 which shall be applied against any future transaction fee, which shall be equal to 1% of the aggregate transaction value up to $60,000,000 and 2% of the aggregate transaction value above $60,000,000. The transaction fee is payable at or prior to closing of any transaction. For purposes of the C.K. Cooper engagement letter, aggregate transaction value means the total consideration paid and to be paid (which shall be deemed to include amounts paid or to be paid into escrow and which are actually paid out of the escrow as part of the ultimate consideration for the Transaction), directly or indirectly, regardless of how allocated or the form of consideration, to or by the Company or to the Company’s security holders in connection with the Transaction. In addition, the Company has agreed to reimburse C. K. Cooper for all reasonable out-of-pocket expenses (including any reasonable fees and disbursements of its outside advisers). If additional work is performed by C.K. Cooper, such as a fairness opinion, which is not addressed in the engagement letter, that such services and related compensation will be outlined in a subsequent engagement agreement; provided, that any engagement agreement relating to a fairness opinion shall provide that C.K. Cooper shall be entitled to a fee of $125,000 if it is requested to, and does render such opinion..
     C.K. Cooper is a full service investment banking boutique headquartered in Irvine, California, with extensive experience in the oil and gas industry. C.K. Cooper is focused on providing innovative investment banking solutions supported by sales and trading services; and portfolio advisory and management services for private clients along with superior and insightful research coverage.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitation or recommendations to the shareholders of the Company on its behalf with respect to the Offer.
Item 6. Interest in Securities of the Subject Company
     During the past 60 days, no transactions with respect to the Shares have been effected by the Company or, to the Company’s best knowledge, by an of its executive officers, directors or affiliates.
Item 7. Purposes of the Transaction and Plans or Proposals
     As discussed elsewhere in this Statement and in a joint press release by the Company and Samson on April 11, 2007, the Company and Samson engaged in discussions on April 9, 2007, which resulted in an agreement in principle for a revised offer by Samson Acquisition Corp. to purchase all of the outstanding shares of the common stock of the Company for $1.30 per share in cash, subject to certain conditions, including the negotiation and execution of a definitive merger agreement. The Company and Samson have recently begun negotiating the terms of a definitive merger agreement, but such negotiations are still in the preliminary stage.
Item 8. Additional Information
     Rights Agreement. This description of PYR Energy’s Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement (which was filed as Exhibit 1 to PYR Energy’s Registration Statement on Form 8-A with the SEC on February 2, 2007).
     On January 30, 2007, the Board of Directors of the Company authorized and declared a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding Share. The Board of Directors set the payment date for the distribution of the Right as February 9, 2007, which was distributed to the shareholders of record on such date. Each Right entitles the registered holder to purchase from the Company, pursuant to the terms and conditions of the Rights Agreement, one one-thousandth of a share of the Company’s newly created Series A Junior Participating Preferred Stock (the “Preferred Stock”) at a price of $5.00 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.
     Until the earlier to occur of (i) the close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) acquired beneficial ownership of 15% or more of the outstanding Shares or more than such person or group held on February 9, 2007 if such person or group held 15% or more of the outstanding Shares on such date (the “Shares Acquisition Date”) or (ii) the later of (A) the close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date that a tender or exchange offer or intention to commence a tender or exchange offer by any person if first published, announced, sent or given within the meaning of Rule 14d-4(A) under the Securities Exchange Act of 1934, as amended, the consummation of which would result in any person acquiring beneficial ownership of 15% or more of the outstanding Shares or more than such person or group held on February 9, 2007 if such person or group held 15% or more of the outstanding Shares on such date, or (B) if such a tender or exchange offer has been published, announced, sent or given before the date of the Rights Agreement, then the close of business on the tenth business day after the date the Rights Agreement was entered into (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person); (the earlier of such dates referred to in (i) and (ii), which date may include any such date that is after the date of the Rights Agreement but prior to the issuance of the Rights, being called the “Distribution Date”), the Rights will be evidenced by the certificates for Shares registered in the names of the holders thereof, and not by separate right certificates.
     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Share certificates issued after February 9, 2007, upon transfer or new issuance of the Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Share certificates, even without a copy of the Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, other than an Acquiring Person or any Affiliate or Associate of an Acquiring Person, and such separate Right Certificates alone will evidence the Rights.
     The Rights are not exercisable until the Distribution Date. The Rights will expire on January 31, 2010 (the “Final Expiration Date”) unless the Final Expiration Date is extended or unless earlier redeemed or exchanged by the Company, in each case, as described below.
     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power are sold after the Distribution Date, proper provision will be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company that at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Shares having a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void) in whole or in part, at an exchange ratio of one share of Common Stock (or, if there is an insufficient number of issued but not outstanding or authorized but unissued Shares to permit such exchange, then one one-thousandth of a Preferred Share) per Right, subject to adjustment.
     At any time prior to the earlier of (i) such time as any person or group becomes an Acquiring Person and (ii) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”); provided, however, that the Board of Directors of the Company shall be entitled so to redeem the Rights only if it consists of a majority of Continuing Directors (as defined below) or, if the Board of Directors of the Company is not so constituted, only after the date that is 180 days after the date on which the Board of Directors of the Company ceased to consist of a majority of Continuing Directors. The term “Continuing Director” shall mean a director who either was a member of the Board of Directors of the Company on January 30, 2007 or who subsequently became a director of the Company and whose election, or nomination for election by the Company’s shareholders, was approved by a vote of a majority of the Continuing Directors then on the Board of Directors of the Company.
     Immediately upon the action of the Board of Directors of the Company electing to redeem or exchange the Rights, the Company shall make announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price, or the shares of Common Stock or Preferred Stock exchangeable for the Rights, as applicable.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.
     The Offer is conditioned upon, among other things, the PYR Energy’s board of directors amending the Rights Agreement to make the provisions thereof inapplicable to the Shares acquired by Samson and the Offeror.
     On April 2, 2007, the Board of Directors delayed the Distribution Date, which otherwise would have occurred on April 3, 2007 as a result of the announcement of Samson’s intention to make the Offer. The PYR Energy board of directors has not taken any action to amend the Rights Agreement so that it will not apply to the Offer, however, it is anticipated that it will do so if the Company and Samson successfully negotiate and execute a definitive merger agreement setting forth the terms of the agreement in principle described elsewhere in this Statement.

Item 9. Exhibits

Exhibit No.	Document

(a)(1)	Press release issued by PYR Energy on April 11, 2007.

(e)(1)	Excerpts from PYR Energy’s Proxy Statement on Schedule 14A filed May 16, 2006 relating to the PYR Energy 2006 Annual Meeting of Shareholders.

(e)(2)	Rights Agreement, dated January 31, 2007 between PYR Energy Corporation and U.S. Stock Transfer Corporation, as Rights Agent (incorporated by reference to exhibit 1 to PYR Energy’s Registration Statement on Form 8-A filed on February 2, 2007).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PYR ENERGY CORPORATION
/s/ Kenneth R. Berry Jr.
Kenneth R. Berry Jr.
Chief Executive Officer

Date: April 11, 2007

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)	Press release issued by PYR Energy on April 11, 2007.

(e)(1)	Excerpts from PYR Energy’s Proxy Statement on Schedule 14A filed May 16, 2006 relating to the PYR Energy 2006 Annual Meeting of Shareholders.

(e)(2)	Rights Agreement, dated January 31, 2007 between PYR Energy Corporation and U.S. Stock Transfer Corporation, as Rights Agent (incorporated by reference to exhibit 1 to PYR Energy’s Registration Statement on Form 8-A filed on February 2, 2007).